UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 0)*

China Tel Group, Inc.

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

Kenneth L. Waggoner, 12520 High Bluff Drive, Suite 145 San Diego, California 92130, (858) 259.6614

 (Name, Address and Telephone Number of Person‘s Authorized to Receive Notices and Communications)

August 11, 2009

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for nay subsequent amendment containing information which would alter disclosures provided in a prior cover pages.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16944J 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Antonios Isaac

2.	Check the Appropriate box if a Member of a Group (See Instructions) (a)☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Requested Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

7.	Sole Voting Power 4,000,000

8.	Shared Voting Power None

CUSIP No. 16944J 10 3

9.	Sole Dispositive Power 4,000,000

10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000

12.	Check if the Aggregate Amount in Row (11) excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) .9%

14.	Type of Reporting Person HC

CUSIP No. 16944J 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Isaac Organization, Inc.

2.	Check the Appropriate box if a Member of a Group (See Instructions) (a)☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Requested Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

7.	Sole Voting Power 53,199,934

8.	Shared Voting Power None

CUSIP No. 16944J 10 3

9.	Sole Dispositive Power 53,199,934

10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,199,934

12.	Check if the Aggregate Amount in Row (11) excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 12%

14.	Type of Reporting Person CO

CUSIP No. 16944J 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Isaac Family Trust

2.	Check the Appropriate box if a Member of a Group (See Instructions) (a)☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Requested Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

7.	Sole Voting Power None

8.	Shared Voting Power None

CUSIP No. 16944J 10 3

9.	Sole Dispositive Power None

10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None

12.	Check if the Aggregate Amount in Row (11) excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) None

14.	Type of Reporting Person OO

CUSIP No. 16944J 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Negotiart, Inc., a Canadian Corporation

2.	Check the Appropriate box if a Member of a Group (See Instructions) (a)☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Requested Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Negotiart, Inc. a Canadian Corporation

7.	Sole Voting Power 5,000,000

8.	Shared Voting Power None

CUSIP No. 16944J 10 3

9.	Sole Dispositive Power 5,000,000

10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000

12.	Check if the Aggregate Amount in Row (11) excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 1%

14.	Type of Reporting Person CO

CUSIP No. 16944J 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Negotiart of America, Inc.

2.	Check the Appropriate box if a Member of a Group (See Instructions) (a)☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Requested Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization CA

7.	Sole Voting Power 2,500,000

8.	Shared Voting Power None

CUSIP No. 16944J 10 3

9.	Sole Dispositive Power 2,500,000

10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000

12.	Check if the Aggregate Amount in Row (11) excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) .6%

14.	Type of Reporting Person CO

ITEM 1.  SECURITY AND ISSUER.

This statement on Schedule 13D (“Statement”) relates to the common stock of China Tel Group, Inc., a California corporation (the “Issuer”).  The principal executive office of the Issuer is 12520 High Bluff Drive, Ste. 145, San Diego, CA 92130.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)	This Statement is being filed by (i) Antonios Isaac (ii) Isaac Organization, Inc. (iii) The Isaac Family Trust (iv) Negotiart, Inc., and (v) Negotiart of America, Inc. (the “Reporting Persons”).

(b)	The business address for Antonios Isaac and Negotiart of America, Inc. is 501 W. Broadway, Suite A212, San Diego, CA 92101.

The business address for (i) Negotiart, Inc., (ii) Isaac Organization, Inc., and (iii) The Isaac Family Trust is 105 Schneider Road, Ottawa, Ontario, Canada K2K7Y3.

(c)	The principal business of the following is:

•	Antonios Isaac is a real estate and business investor.
•	Isaac Organization, Inc. is private investment, commercial real estate development.
•	The Isaac Family Trust is to hold the assets of the trustor for the benefit of the beneficiaries.
•	Negotiart, Inc. is investments, development of commercial real estate and business consulting.
•	Negotiart of America, Inc. is business development, commercial real estate syndication, consulting, and investments.

(d)
& (e) During the past five years, the Reporting Persons have not been (i) convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

(f)	Antonios Isaac is a Canadian citizen. The Isaac Organization, Inc., Negotiart, Inc. and The Isaac Family Trust are Canadian entities. Negotiart of America, Inc. is a California corporation.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On August 11, 2009, Negotiart of America, Inc. was issued 2,500,000 shares as compensation for services rendered.

On October 14, 2009, Negotiart, Inc. was issued 5,000,000 for services rendered.

On December 28, 2009, Antonios Isaac was issued 4,000,000 shares of common stock as compensation for services rendered.

Pursuant to Stock Purchase Agreement, effective as of February 9, 2010, between China Tel Group, Inc., a Nevada Corporation, and Isaac Organization, Inc. a Canadian corporation organized under the laws of Ontario, the Issuer issued Isaac Organization 53,199,934 shares.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the transactions for the Reporting Persons was for them to receive stock for services rendered and to hold a capital interest in the Issuer.

The reporting persons have no plans or proposals which relate to or would result in:

(a)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(b)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(c)	Any material change in the present capitalization or dividend policy of the Issuer;

(d)
Any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(e)	Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

(f)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(g)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(h)	Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)
& (b) In the aggregate (i) Antonios Isaac owns 4,000,000 shares or .9% of the common stock of the Issuer, (ii) Isaac Organization, Inc. owns 53,199,934 shares or 12% of the  Issuer, (iii) Negotiart, Inc, owns 5,000,000 or 1% of the Issuer, and (iv) Negotiart of America, Inc, owns 2,500,000 shares or .6% of the common stock of the  Issuer.

Together, the Reporting Persons are the beneficial owners of 64,699,934 shares of common stock of the Issuer, or approximately 15% of the outstanding shares of common stock of the Issuer, based upon 445,400,555 shares of common stock issued and outstanding.  Among the Reporting Persons, Antonios Isaac has the power to vote or dispose of any of the aggregate shares as the trustee of the Isaac Family Trust.

Antonios Isaac has the sole and power to vote and dispose of his 4,000,000 shares based on a direct beneficial ownership of such shares.

Isaac Organization, Inc. has direct beneficial ownership of the 53,199,934 shares

Negotiart, Inc., has the sole and power to vote and dispose of its 5,000,000 shares based on a direct beneficial ownership of such shares.

Negotiart of America, Inc., has the sole and power to vote and dispose of its 2,500,000 shares based on a direct beneficial ownership of such shares.

Antonios Isaac is the trustee of The Isaac Family Trust.  The Isaac Family Trust is the sole shareholder of the Isaac Organization, Inc. and the indirect sole shareholder of Negotiart, Inc.  Negotiart of America, Inc. is a wholly owned subsidiary of Negotiart, Inc.  Antonios Isaac indirectly controls shares owned by Isaac Organization, Inc., Negotiart, Inc., and Negotiart of America, Inc. based on his position as trustee of The Isaac Family Trust and as an officer and director of Isaac Organization, Inc., Negotiart, Inc., and Negotiart of America, Inc.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

 The Issuer and Antonios Isaac entered in to an Independent Contractor Agreement under which Antonios Isaac performed consulting services for the Issuer and the Issuer payed Antonios Isaac a fix fee of 4,000,000 shares of Issuer’s commons stock.

The Issuer and Isaac Organization, Inc. entered in to a Stock Purchase Agreement under which Isaac Organization, Inc. purchased 53,199,934 shares from the Issuer for $160,000,000.00.

The Issuer and Negotiart Of America, Inc. entered in to an Independent Contractor Agreement under which Negotiart Of America, Inc. performed professional services to the Issuer for wireless telecommunications deployment, development of strategic partners and joint venture candidates for the Issuer.  The Issuer and Negotiart of America, Inc., agreed upon a stock issuance of Issuer’s common stock in the amount of 2,500,000 shares.

The Issuer and Negotiart, Inc, entered in to an Independent Contractor Agreement  under which Negotiart, Inc, performed professional services to the Issuer for planning, organizing and managing all activities related to Issuer’s deployment of a broadband wireless telecommunications network in the People’s Republic of China, Latin America, and Commonwealth of Independent States of the former Soviet Union, planning organizing and managing all personnel and vendors related to the deployment to the Issuer’s networks, managing the provision of all deployment services to Issuer through outside consultants and/or vendors; and any other duties the CEO of Issuer assigns related to the operations and deployment of the Issuer’s  networks.  Under the agreement the Issuer agreed to issue 5,000,000 shares of Issuer’s common Stock to Negotiart, Inc. for service rendered.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

A.	Independent Contractor Agreement between Issuer and Antonios Isaac.
B.	Stock Purchase Agreement between Issuer and Isaac Organization, Inc.
C.	Independent Contractor Agreement between Issuer and Negotiart of America, Inc.
D.	Independent Contractor Agreement between Issuer and Negotiart, Inc.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:           March 19, 2010

By: /s/ Antonios Isaac Antonios Isaac

Exhibit A

Independent Contractor Agreement

1.        Parties

This Independent Contractor Agreement ("Agreement") is between China Tel Group, Inc. ("ChinaTel") and Antonios Isaac ("Independent Contractor").

2.        Term of this Agreement

The term of this Agreement shall be effective as of January 1, 2009 and shall expire November 6, 2009 ("Term").

3.        Services to be Performed by Independent Contractor

Independent Contractor shall perform consulting services (the “Services”) of the following general description as an independent contractor to ChinaTel during the entire Term of this Agreement.  The Services include, but are not limited to: (i) identifying and developing strategic partners, joint venture candidates and companies for target acquisition by ChinaTel, and (ii) negotiating the terms of contracts related to deployment of broadband networks, acquisitions and strategic partnerships, and equity and debt financing opportunities; (iii) all of the above as related to ChinaTel’s operations in Asia and South America.

4.        Payment

ChinaTel shall pay Independent Contractor for the Services described above for a fixed fee of 4,000,000 shares of ChinaTel's Series A common stock issued as S-8 stock ("Independent Contractor Fee").  The Independent Contractor Fee shall be paid as soon as is practical following the expiration of the Term of this Agreement.

5.        State and Federal Taxes

Independent Contractor shall assume full responsibility for the payment of any taxes (or any other obligations or payments) that may be claimed as owed by any unit of government, as a result of remuneration paid to Independent Contractor for the performance of the Services.  This includes income, Social Security, Medicare and self-employment taxes. Independent Contractor shall also pay all unemployment contributions related to the performance of the Services.  Independent Contractor shall defend and indemnify ChinaTel with regard to any such payments.

6.        Fringe Benefits

Independent Contractor shall not be eligible to receive any employee benefits from ChinaTel, including, but not limited to, medical, dental, vision, long-term disability, accidental death and dismemberment, flexible spending account, mental health services, family and medical care leave benefits, vacation benefits and participation in any ChinaTel 401 (k) plan.

7.        Independent Contractor Status

The parties intend Independent Contractor to act as an independent contractor in the performance of the Services. Independent Contractor shall have the right to control and determine the methods and means of performing the Services. Independent Contractor shall use his own expertise and judgment in performing the Services, recognizing that ChinaTel is relying on Independent Contractor to consult, when appropriate, with employees of ChinaTel and its subsidiaries and affiliated companies.

8.        Other Clients of Independent Contractor

(a)
ChinaTel understands that, in addition to providing services to ChinaTel on its matters, Independent Contractor may be retained, directly or indirectly, by other entities or individuals to provide services separate and apart from the Services. Independent Contractor shall be responsible for following appropriate procedures to avoid any breach of client confidentiality or any conflicts of interest on the part of Independent Contractor which regard to the performance of the Services. These procedures include, but are not limited to, the following:

(b)
The parties associated with any matter for which Independent Contractor is retained outside of the Services must be processed in advance for conflicts with ChinaTel and any of its subsidiaries and affiliated companies (collectively, "ChinaTel Group"). If a conflict of interest exists or appears to exist, Independent Contractor shall not perform any services for such third party, unless and until the conflict is resolved.

(c)
Independent Contractor shall use Independent Contractor's own letterhead and business cards, and not those of ChinaTel, when providing service to its clients outside of this Agreement. Independent Contractor's shall use Independent Contractor's own letterhead for engagement letters and all other correspondence on matters not associated with the Services.

(d)
Independent Contractor shall not utilize any ChinaTel personnel or resources on any matters for a client outside of this Agreement. Should Independent Contractor desire to utilize the services of such personnel or resources on any such matter, Independent Contractor must first obtain prior written approval from the Chief Executive Officer of ChinaTel.

(e)	Independent Contractor shall bill any client not associated with this Agreement using Independent Contractor's own letterhead or billing form.

(f)
Independent Contractor shall not discuss with his other clients the Services being performed pursuant to this Agreement; likewise, Independent Contractor shall not discuss with any ChinaTel personnel issues pertaining to Independent Contractor's work for his other clients.

9.        Assistants

Independent Contractor, at Independent Contractor's sole expense, may employ assistants as Independent Contractor deems appropriate to perform the Services. Independent Contractor shall be responsible for paying these assistants and expenses attributable to them, including income, Social Security, Medicare taxes and unemployment contributions. Independent Contractor shall maintain Worker's Compensation Insurance for all his employees in connection with their work on the Services.

10.        Equipment and Supplies

Independent Contractor, at Independent Contractor's sole expense, shall provide all equipment, tools and supplies necessary to perform the Service.

11.        Expenses

Independent Contractor shall be responsible for all expenses required for the performance of the Services, which shall be included in the Independent Contractor Fee, except such travel and other expenses as are approved in advance by ChinaTel.

12.        Confidential Information

In order to assist Independent Contractor in the performance of the Services, ChinaTel may supply Independent Contractor, from time to time, with information concerning ChinaTel and the ChinaTel Group, and their respective customers and suppliers, hereinafter referred to as "Confidential Information." Independent Contractor shall hold confidential and not disclose to others, either directly or indirectly, any and all Confidential Information, propriety information, technical data, trade secrets or know-how, including, but not limited to, research, product plans, products, services, customers, customer lists, markets, software, developments, inventions, processes, formulas, technology, designs, financial data and other business information which may be learned from ChinaTel and/or the ChinaTel Group before and during the term of this Agreement, unless the same have been furnished directly to Independent Contractor by ChinaTel and Independent Contractor is advised in writing by ChinaTel that such information is not Confidential Information. Independent Contractor acknowledges that the terms and conditions of this Agreement are deemed confidential by ChinaTel and agrees not to disclose any information regarding it to any third party, without ChinaTel's prior written consent. All documents containing Confidential Information shall be returned to ChinaTel, and no copies shall be retained by Independent Contractor on the termination or expiration of this Agreement. Notwithstanding the foregoing, such duty of confidentiality shall not extend to information which is or comes into the public domain, is rightfully obtained for third parties under a duty of confidentiality, or which is independently developed without reference to ChinaTel's Confidential Information. The duties of confidentiality imposed by this Agreement shall survive any termination or expiration of this Agreement for a period of three (3) years. All data and information developed by Independent Contractor (including notes, summaries, and reports), while performing the Services, shall be kept strictly confidential and shall not be revealed to third parties, without ChinaTel's prior written consent thereto. All such data and information shall be delivered to ChinaTel by Independent Contractor at ChinaTel's request.

13.        Dispute Resolution

If a dispute arises relating to this Agreement or the termination thereof, claims for breach of contract or breach of the covenant of good faith and fair dealing, claims of discrimination or any other claims under any federal, state or local law or regulation now in existence or hereinafter enacted, and as amended from time to time (“Dispute”), the parties shall attempt in good faith to settle the Dispute through mediation conducted by a mediator to be mutually selected by the parties. The parties shall share the costs of the mediator equally. Each party shall cooperate fully and fairly with the mediator, and shall reach a mutually satisfactory compromise of the Dispute. If the Dispute is not resolved within thirty (30) days after it is referred to the mediator, it shall be resolved through final and binding arbitration, as specified in this Section 13.

Binding arbitration shall be conducted by the Judicial Arbitration and Mediation Services, Inc. (“JAMS”), sitting in Orange County, California, for resolution by a single arbitrator acceptable to both parties. If the parties fail to agree to an arbitrator within ten (10) days of a written demand for arbitration being sent by one party to the other party, then JAMS shall select the arbitrator according to the JAMS Rules for Commercial Arbitration. The arbitration shall be conducted pursuant to the California Code of Civil Procedure and the California Code of Evidence. The award of such arbitrator shall be final and binding on the parties, and may be enforced by any court of competent jurisdiction. In the event of arbitration to resolve a Dispute, the prevailing party shall be entitled to recover its attorney's fees and other out-of-pocket costs incurred in connection therewith from any non-prevailing party involved therein.

14.        Assignment of the Agreement; Delegation of Responsibilities; Successors and Assignees

Independent Contractor shall not assign any of his rights under this Agreement or delegate any of his responsibilities without the prior written consent of ChinaTel, which may be exercised in its sole discretion. This Agreement binds and benefits the heirs, successors and assignees of the parties to this Agreement, subject to the prohibition on assignments contained in this Section 14.

15.        Notices

All notices, requests and demands to or upon a party hereto, to be effective, shall be in writing and shall be sent: (i) certified or registered mail, return receipt requested; (ii) by personal delivery against receipt; (iii) by overnight courier; or (iv) by facsimile and, unless otherwise expressly provided herein, shall be deemed to have been validly served, given, delivered and received: (a) on the date indicated on the receipt, when delivered by personal delivery against receipt or by certified or registered mail; (b) one business day after deposit with an overnight courier; or (c) in the case of facsimile notice, when sent. Notices shall be addressed as follows:

ChinaTel Group, Inc.
8105 Irvine Center Drive, Suite 820
Irvine, California 92618
Fax No. (949) 453-1822
Attention: George Alvarez

Antonios Isaac
105 Schneider Road
Ottawa, Ontario  K2K 1Y3
Canada
Fax No. (613) 254-8912
Attention: Antonios Isaac

16.        Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of California, without resort to California's conflict-of-laws rules.

17.        Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original copy of this Agreement and all of which, when taken together, shall be deemed to be one and the same agreement.

18.        Waiver

If one party waives any term or provision of this Agreement at any time, that waiver will be effective only for the specific instance and specific purpose for which the waiver was given. If either party fails to exercise or delays exercising any of his or her rights or remedies under this Agreement, the party retains the right to enforce that term or provision at a later time.

19.        Severability

If any court determines that any provision of this Agreement is invalid or unenforceable, any invalidity or unenforceability will affect only that provision and will not make any other provision of this Agreement invalid or unenforceable, and such provision shall be modified, amended or limited only to the extent of necessary to render it valid and enforceable.

20.        ChinaTel's Responsibilities

ChinaTel shall be responsible to keep Independent Contractor apprised of facts pertinent to the Services and to review and comment concerning documents prepared by Independent Contractor.

21.        Entire Agreement and Modification

This Agreement supersedes all prior agreements between the parties with respect to its subject matter and constitutes a complete and exclusive statement of the terms of this Agreement with respect to its subject matter. This Agreement may not be amended, except in writing signed by both parties.

China Tel Group, Inc.

By: /s/ George Alvarez
George Alvarez
Title: Chief Executive Officer

Antonios Isaac

By: /s/ Antonios Isaac
Antonios Isaac
Title: Consultant

 Exhibit B

CHINA TEL GROUP, INC.

STOCK PURCHASE AGREEMENT

1.	PURCHASE AND SALE OF SERIES A COMMON STOCK		1
	1.1	Sale and Issuance of Series A Common Stock	1
	1.2	Purchase Price	1
	1.3	Closing; Delivery	1
	1.4	Defined Terms Used in this Agreement	1
2.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY		2
	2.1	Organization, Good Standing, Corporate Power and Qualification	3
	2.2	Subsidiaries	3
	2.4	Authorization	3
	2.4	Valid Issuance of Purchased Shares	3
	2.5	Litigation	3
	2.6	Intellectual Property	4
	2.7	Compliance with Other Instruments	4
	2.8	Agreements; Actions	4
	2.9	Related Party Transactions	5
	2.10	Absence of Liens	5
	2.11	Real and Personal Property	5
	2.12	Financial Statements; Liabilities	6
	2.13	Changes	6
	2.14	Employee Matters	7
	2.15	Tax Returns and Payments	8
	2.16	Permits	8
	2.17	Corporate Documents	8
	2.18	Environmental and Safety Laws	8
	2.19	Disclosure	9
	2.20	Net Operating Loss Carryforward	9
	2.21	Foreign Corrupt Practices Act	9
	2.22	Compliance with Office of Foreign Assets Control	9
3.	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER		10
	3.1	Authorization	10
	3.2	Disclosure of Information; Investment Experience	10
	3.3	Restricted Securities	10
	3.4	Accredited Investor	11
	3.5	Foreign Investors	11
	3.6	No General Solicitation	11

4.	CONDITIONS TO THE PURCHASER’S OBLIGATIONS AT CLOSING		11
	4.1	Representations and Warranties	11
	4.2	Performance	11
	4.3	Compliance Certificate	11
	4.4	Qualifications	11
	4.5	Board of Directors	11
	4.6	Proceedings and Documents	11
5.	CONDITIONS OF THE COMPANY’S OBLIGATIONS AT CLOSING		12
	5.1	Representations and Warranties	12
	5.2	Performance	12
	5.3	Qualifications	12
6.	MISCELLANEOUS		12
	6.1	Survival of Warranties	12
	6.2	Successors and Assigns	12
	6.3	Governing Law	12
	6.4	Titles and Subtitles	12
	6.5	Notices	12
	6.6	Finder’s Fee and Commission	13
	6.7	Default by the Purchaser	13
	6.8	Dispute Resolution	13
	6.9	Attorney’s Fees	13
	6.10	Severability	14
	6.11	Delays or Omissions	14
	6.12	Entire Agreement	14
	6.13	Counterparts	14

Exhibit A DISCLOSURE SCHEDULE

Stock Purchase Agreement

THIS STOCK PURCHASE AGREEMENT is made as of the 9th day of February, 2010 (“Agreement”) by and between China Tel Group, Inc., a Nevada corporation (“Company”), and Isaac Organization, Inc., a Canadian corporation organized under the laws of Ontario (“Purchaser”).  The Company and the Purchaser are each sometimes referred to individually in this Agreement as a “Party” and together as “Parties.”

The Parties hereby agree as follows:

1.	Purchase and Sale of Series A Common Stock.

The securities that are the subject of this Agreement are shares of the Series A common stock of the Company (“Shares”).

1.1	Sale and Issuance of Series A Common Stock.

Subject to the terms and conditions of this Agreement, the Company shall issue, sell and deliver to the Purchaser at the Closing, and the Purchaser shall purchase from the Company, Fifty-Three Million One Hundred Ninety-Nine Thousand Nine Hundred Thirty-Four (53,199,934) Shares (“Purchased Shares”), which represents twelve percent (12%) of the total Shares.

1.2	Purchase Price.

The purchase price (“Purchase Price”) for the Purchased Shares is One Hundred Sixty Million U.S. Dollars ($160,000,000.00).  The Purchase Price is payable as follows: One Million U.S. Dollars ($1,000,000.00) at the Closing (“First Installment”), Ten Million U.S. Dollars (10,000,000) on or before March 31, 2010 (“Second Installment”), and One Hundred Forty-Nine Million U.S. Dollars ($149,000,000.00) on or before June 1, 2010 (“Third Installment”).

1.3	Closing; Delivery.

The Closing shall take place when the Purchaser provides to the Company proof that a wire transfer payment has been initiated for the account of the Company in the amount of the First Installment of the Purchase Price and the Company delivers to the Purchaser the Purchased Shares.  The Closing shall take place remotely via the exchange of funds, documents and signatures, no later than February 9, 2010, or at such other time and place as the Company and the Purchaser mutually agree upon in writing.  Each Installment of the Purchase Price shall be paid by wire transfer to a bank account designated by the Company.

1.4	Defined Terms Used in this Agreement.

In addition to the terms defined elsewhere in this Agreement, the following terms used in this Agreement shall be construed to have the meanings set forth or referenced below.

“Affiliate” means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Intellectual Property” means all patents, patent applications, trademarks, trademark applications, service marks, tradenames, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of the Company’s business as now conducted and as presently proposed to be conducted.

 “Key Employee” means any executive-level employee (including division director and vice president-level positions) as well as any employee or consultant who either alone or in concert with others develops, invents, programs or designs any Company Intellectual Property.

“Knowledge,” including the phrase “to the Company’s knowledge,” shall mean the actual knowledge after reasonable investigation of the following officers: George Alvarez, Colin Tay and Mario Alvarez.

“Material Adverse Effect” means a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, or results of operations of the Company.

“Other Purchaser” means the Purchaser identified under any Other Stock Purchase Agreement.

“Other Stock Purchase Agreement” means one or more agreements with the Company for purchase of up to 36% of the total Shares for the same price per share as the Purchase Price (as defined in Section 1.2 above) bears to the Purchased Shares pursuant to the same material terms as this Agreement, except as to the dates and amounts for payment of the Purchase Price.

“Person” means any individual, corporation, partnership, trust, limited liability company, association or other entity.

“Purchaser” means Isaac Organization, Inc., a Canadian corporation.

“Purchased Shares” means twelve percent (12%) of the Shares that shall have been issued and are outstanding immediately following the Closing of this Agreement and the Other Purchase Agreement.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shares” means the shares of Series A Common Stock of the Company issued and outstanding from time to time.

2.           Representations and Warranties of the Company.  The Company hereby represents and warrants to the Purchaser that, except as set forth on the Disclosure Schedule attached as Exhibit A to this Agreement, which exceptions shall be deemed to be part of the representations and warranties made hereunder, the following representations are true and complete as of the date of the Closing, except as otherwise indicated.  The Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections and subsections contained in this Section 2, and the disclosures in any section or subsection of the Disclosure Schedule shall qualify other sections and subsections in this Section 2 only to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.

2.1           Organization, Good Standing, Corporate Power and Qualification.   The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada and has all requisite corporate power and authority to carry on its business as presently conducted and as proposed to be conducted.  The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect.

2.2           Subsidiaries.  Each of the Company’s subsidiaries is duly organized and existing under the laws of its jurisdiction of organization and is in good standing under such laws.  None of the Company’s subsidiaries owns or leases property or engages in any activity in any United States jurisdiction that might require its qualification to do business as a foreign corporation and in which the failure so to qualify would have a Materially Adverse Effect upon the Company’s business, properties, or financial condition.

2.3           Authorization.  All corporate actions required to be taken by the Company’s Board of Directors and stockholders in order to authorize the Company to enter into the Agreement and to issue the Purchased Shares have been taken or will be taken prior to the Closing described in Section 1.3 above.  All actions on the part of the officers of the Company necessary for the execution and delivery of the Agreement, the performance of all obligations of the Company under the Agreement to be performed as of the Closing, and the issuance and delivery of the Purchased Shares has been taken or will be taken prior to the Closing.  The Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except: (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally; or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

2.4           Valid Issuance of Purchased Shares.  The Purchased Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under this Agreement, applicable state and federal securities laws and liens or encumbrances created by or imposed by the Purchaser.  Assuming the accuracy of the representations of the Purchaser in Section 3 of this Agreement and subject to the restrictions described in Section 3.4 below, the Purchased Shares will be issued in compliance with all applicable federal and state securities laws.

2.5           Litigation. Except as set forth on the Disclosure Schedule, there is no claim, action, suit, proceeding, arbitration, complaint, or charge pending or to the Company’s knowledge, currently threatened in writing: (i) against the Company or any officer, director or Key Employee of the Company arising out of their employment or Board relationship with the Company; or (ii) to the Company’s knowledge, that questions the validity of the Agreement or the right of the Company to enter into or to consummate the transactions contemplated by the Agreement.  Neither the Company nor, to the Company’s knowledge, any of its officers, directors or Key Employees is a party or is named as subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality (in the case of officers, directors or Key Employees, such as would affect the Company).  There is no action, suit, proceeding or investigation by the Company pending or which the Company intends to initiate.  The foregoing includes, without limitation, actions, suits, proceedings or investigations pending or threatened in writing (or any basis therefore known to the Company) involving the prior employment of any of the Company’s employees, their services provided in connection with the Company’s business, or any information or techniques allegedly proprietary to any of their former employers, or their obligations under any agreements with prior employers.

2.6           Intellectual Property.

(a)           The Company owns or possesses sufficient legal rights to all Company Intellectual Property without any known conflict with, or infringement of, the rights of others.  To the Company’s knowledge, no product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license or infringes or will infringe any intellectual property rights of any other party.

(b)           Other than with respect to commercially available software products under standard end-user object code license agreements, there are no outstanding options, licenses, agreements, claims, encumbrances or shared ownership interests of any kind relating to the Company Intellectual Property, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, proprietary rights and processes of any other Person.

(c)           The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, tradenames, copyrights, trade secrets, mask works or other proprietary rights or processes of any other Person.

(d)           The Company has obtained and possesses valid licenses to use all of the software programs present on the computers and other software-enabled electronic devices that it owns or leases or that it has otherwise provided to its employees for their use in connection with the Company’s business.

(e)           To the Company’s knowledge, it will not be necessary to use any inventions of any of its employees or consultants (or Persons it currently intends to hire) made prior to their employment by the Company.

2.7           Compliance with Other Instruments.  The Company is not in violation or default: (i) of any provisions of its Articles of Incorporation or Bylaws; (ii) of any instrument, judgment, order, writ or decree; (iii) under any mortgage; or (iv) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound that is required to be listed on the Disclosure Schedule, or, to its knowledge, of any provision of federal or state statute, rule or regulation applicable to the Company, the violation of which would have a Material Adverse Effect.  The execution, delivery and performance of the Agreement and the consummation of the transactions contemplated by the Agreement will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either (i) a default under any such provision, instrument, judgment, order, writ, decree, contract or agreement or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

2.8           Agreements; Actions.

(a)           Except for the Agreement, there are no agreements, understandings, instruments, contracts or proposed transactions to which the Company is a party or by which it is bound that involve: (i) obligations (contingent or otherwise) of, or payments to, the Company in excess of One Million U.S. Dollars ($1,000,000.00); (ii) the license of any patent, copyright, trademark, trade secret or other proprietary right to or from the Company; (iii) the grant of rights to manufacture, produce, assemble, license, market, or sell its products to any other Person that limit the Company’s exclusive right to develop, manufacture, assemble, distribute, market or sell its products; or (iv) indemnification by the Company with respect to infringements of proprietary rights.

(b)           Except as set forth in the Disclosure Schedule, the Company has not: (i) declared or paid any dividends, or authorized or made any distribution upon or with respect to any class or series of its capital stock; (ii) incurred any indebtedness for money borrowed or incurred any other liabilities individually in excess of Fifty Thousand U.S. Dollars ($50,000.00) or in excess of One Hundred Thousand U.S. Dollars in the aggregate ($100,000.00); (iii) made any loans or advances to any Person, other than ordinary advances for travel expenses; or (iv) sold, exchanged or otherwise disposed of any of its assets or rights, other than the sale of its inventory in the ordinary course of business.  For the purposes of subsections (b) and (c) of this Section 2.8, all indebtedness, liabilities, agreements, understandings, instruments, contracts and proposed transactions involving the same Person (including Persons the Company has reason to believe are affiliated with each other) shall be aggregated for the purpose of meeting the individual minimum dollar amounts of such subsection.

(c)           The Company is not a guarantor or indemnitor of any indebtedness of any other Person.

2.9           Related Party Transactions.

(a)           Other than: (i) standard employee benefits generally made available to all employees; (ii) standard director and officer indemnification agreements approved by the Board of Directors; and (iii) the purchase of shares of the Company’s capital stock and the issuance of options to purchase shares of the Company’s Common Stock, in each instance, approved in the written minutes of the Board of Directors (previously provided to the Purchasers or their counsel), there are no agreements, understandings or proposed transactions between the Company and any of its officers, directors, consultants or Key Employees, or any Affiliate thereof.

(b)           Except as set forth on the Disclosure schedule, the Company is not indebted, directly or indirectly, to any of its directors, officers or employees or to their respective spouses or children or to any Affiliate of any of the foregoing, other than in connection with expenses or advances of expenses incurred in the ordinary course of business or employee relocation expenses and for other customary employee benefits made generally available to all employees.  None of the Company’s directors, officers or employees, or any members of their immediate families, or any Affiliate of the foregoing are, directly or indirectly, indebted to the Company.

2.10           Absence of Liens.  Except as reflected in the Financial Statements (as defined below), the property and assets that the Company owns are free and clear of all mortgages, deeds of trust, liens, loans and encumbrances, except for statutory liens for the payment of current taxes that are not yet delinquent and encumbrances and liens that arise in the ordinary course of business and do not materially impair the Company’s ownership or use of such property or assets.  With respect to the property and assets it leases, the Company is in compliance with such leases and, to its knowledge, holds a valid leasehold interest free of any liens, claims or encumbrances other than those of the lessors of such property or assets.

2.11            Real and Personal Property.

(a)           Real Property.  The Company does not own any real property.  All of the real property leased by the Company (“Leased Real Property”) is identified on Section 2.11(a) of the Disclosure Schedule.  This schedule of Leased Real Property is a complete, accurate, and correct list of the Company's Leased Real Property.  Each of the leases for the Leased Real Property identified on Section 2.11(a) of the Disclosure Schedule is in full force and effect and has not been modified, amended, or altered, in writing or otherwise.  Except as set forth in the Disclosure Schedule, neither the Company nor any other party thereto is in default under any of said leases, nor has any event occurred which, with the giving of notice or the passage of time, or both, would give rise to a default.

(b)           Personal Property.  Except as specifically disclosed on Section 2.11(b) of the Disclosure Schedule, the Company has good and marketable title to all of its personal property and assets and all such personal property and assets are in good working condition.  None of such personal property or assets is subject to any mortgage, pledge, lien, conditional sale agreement, security agreement, encumbrance or other charge.  The Financial Statements reflect all personal property and assets of the Company (other than assets disposed of in the ordinary course of business subsequent to September 30, 2009), and such properties and assets are sufficient for the Company to conduct the business of the Company as currently conducted and as proposed to be conducted.

2.12           Financial Statements; Liabilities.  The Company has delivered to the Purchaser its audited financial statements as of December 31, 2008 and for the fiscal year ended December 31, 2008, and its unaudited financial statements (including balance sheet, income statement and statement of cash flows) as September 30, 2009 and for the nine-month period ended September 30, 2009 (collectively, “Financial Statements”).  The Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated.  The Financial Statements fairly present in all material respects the financial condition and operating results of the Company as of the dates, and for the periods, indicated therein, subject in the case of the unaudited Financial Statements to normal year-end audit adjustments.  Except as set forth in the Financial Statements and/or the Disclosure Schedule, the Company has no material liabilities or obligations, contingent or otherwise, other than: (i) liabilities incurred in the ordinary course of business subsequent to September 30, 2009; (ii) obligations under contracts and commitments incurred in the ordinary course of business; and (iii) liabilities and obligations of a type or nature not required under generally accepted accounting principles to be reflected in the Financial Statements, which, in all such cases, individually and in the aggregate would not have a Material Adverse Effect.  The Company maintains and will continue to maintain a standard system of accounting established and administered in accordance with generally accepted accounting principles.

2.13           Changes.  Except as set forth in the Disclosure Schedule, since date of most recent financial statements, there has not been:

(a)           any change in the assets, liabilities, financial condition or operating results of the Company from that reflected in the Financial Statements, except changes in the ordinary course of business that have not caused, in the aggregate, a Material Adverse Effect;

(b)           any damage, destruction or loss that would have a Material Adverse Effect;

(c)           any waiver or compromise by the Company of a valuable right or of a material debt owed to it;

(d)           any satisfaction or discharge of any lien, claim, or encumbrance or payment of any obligation by the Company, except in the ordinary course of business and the satisfaction or discharge of which would not have a Material Adverse Effect;

(e)           any material change to a material contract or agreement by which the Company or any of its assets is bound or subject;

(f)           any resignation or termination of employment of any officer or Key Employee of the Company;

(g)           any mortgage, pledge, transfer of a security interest in, or lien, created by the Company, with respect to any of its material properties or assets, except liens for taxes not yet due or payable and liens that arise in the ordinary course of business and do not materially impair the Company’s ownership or use of such property or assets;

(h)           any loans or guarantees made by the Company to or for the benefit of its employees, officers or directors, or any members of their immediate families, other than travel advances and other advances made in the ordinary course of its business;

(i)           any declaration, setting aside or payment or other distribution in respect of any of the Company’s capital stock, or any direct or indirect redemption, purchase, or other acquisition of any of such stock by the Company;

(j)           any sale, assignment or transfer of any Company Intellectual Property that could reasonably be expected to result in a Material Adverse Effect;

(k)           receipt of notice that there has been a loss of, or material order cancellation by, any major customer of the Company;

(l)           to the Company’s knowledge, any other event or condition of any character, other than events affecting the economy or the Company’s industry generally,  that could reasonably be expected to result in a Material Adverse Effect; or

(m)           any arrangement or commitment by the Company to do any of the things described in this Section 2.13.

2.14           Employee Matters.

(a)           As of the date hereof, the Company employs no full-time employees or part-time employees and instead only engages consultants or independent contractors, including its executive officers.  Section 2.14 of the Disclosure Schedule sets forth a detailed description of all compensation, including salary, bonus, severance obligations and deferred compensation paid or payable for each officer, employee, consultant and independent contractor of the Company who received compensation in excess of One Hundred Thousand U.S. Dollars ($100,000.00) for the fiscal year ended December 31,  2008 or is anticipated to receive compensation in excess of One Hundred Thousand U.S. Dollars ($100,000.00) for the fiscal year ending December 31, 2009.

(b)           To the Company’s knowledge, none of its officers is obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would materially interfere with such officer’s ability to promote the interest of the Company or that would conflict with the Company’s business.  Neither the execution or delivery of the Agreement, nor the carrying on of the Company’s business by the employees of the Company, nor the conduct of the Company’s business as now conducted and as presently proposed to be conducted, will, to the Company’s knowledge, conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any contract, covenant or instrument under which any such officer is now obligated.

(c)           The Company is not delinquent in payments to any of its consultants, or independent contractors for any compensation for any service performed for it to the date hereof or amounts required to be reimbursed to such employees, consultants, or independent contractors.

(d)           To the Company’s knowledge, no Key Employee intends to terminate his or her relationship with the Company or is otherwise likely to become unavailable to continue as a Key Employee, nor does the Company have a present intention to terminate the services of any of the foregoing.

(e)           The Company has no employee benefit plans within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(f)           The Company is not bound by or subject to (and none of its assets or properties is bound by or subject to) any written or oral, express or implied, contract, commitment or arrangement with any labor union, and no labor union has requested or, to the knowledge of the Company, has sought to represent any of the employees, representatives or agents of the Company.  There is no strike or other labor dispute involving the Company pending, or to the Company’s knowledge, threatened, which could have a Material Adverse Effect its operations.

2.15           Tax Returns and Payments.  There are no federal, state, county, local or foreign taxes dues and payable by the Company which have not been timely paid.  There are no accrued and unpaid federal, state, country, local or foreign taxes of the Company which are due, whether or not assessed or disputed.  There have been no examinations or audits of any tax returns or reports by any applicable federal, state, local or foreign governmental agency.  The Company has duly and timely filed all federal, state, county, local and foreign tax returns required to have been filed by it, and there are in effect no waivers of applicable statutes of limitations with respect to taxes for any year.

2.16           Permits.  The Company has all the permits, licenses and any similar authority necessary to conduct its business, the lack of which could reasonably be expected to have a Material Adverse Effect.  The Company is not in default in any material respect under any of such permits, licenses or other similar authority.

2.17           Corporate Documents.  The Articles of Incorporation and Bylaws of the Company are in the form provided to the Purchasers.  The copy of the minute books of the Company provided to the Purchaser contains all actions taken by written consent without a meeting by the directors and stockholders since the date of incorporation and accurately reflects in all material respects all actions by the directors and stockholders with respect to all transactions referred to in the minute book.

2.18           Environmental and Safety Laws.  Except as could not reasonably be expected to have a Material Adverse Effect to the best of its knowledge: (i) the Company is and has been in compliance with all Environmental Laws; (ii) there has been no release or to the Company’s knowledge threatened release of any pollutant, contaminant or toxic or hazardous material, substance or waste, or petroleum or any fraction thereof, (each a “Hazardous Substance”) on, upon, into or from any site currently or heretofore owned, leased or otherwise used by the Company; (iii) there have been no Hazardous Substances generated by the Company that have been disposed of or come to rest at any site that has been included in any published United States federal, state or local “superfund” site list or any other similar list of hazardous or toxic waste sites published by any governmental authority in the United States; and (iv) there are no underground storage tanks located on, no polychlorinated biphenyls (“PCBs”) or PCB-containing equipment used or stored on, and no hazardous waste as defined by the Resource Conservation and Recovery Act, as amended, stored on, any site owned or operated by the Company, except for the storage of hazardous waste in compliance with Environmental Laws.  For purposes of this Section 2.18, “Environmental Laws” means any law, regulation, or other applicable requirement relating to: (a) releases or threatened release of Hazardous Substance; (b) pollution or protection of employee health or safety, public health or the environment; or (c) the manufacture, handling, transport, use, treatment, storage, or disposal of Hazardous Substances.

2.19           Disclosure. The Company has made available to the Purchaser all the information reasonably available to the Company that the Purchasers have requested for deciding whether to acquire the Shares, including certain of the Company’s projections describing its proposed business plan (the “Business Plan”).  No representation or warranty of the Company contained in this Agreement, as qualified by the Disclosure Schedule, and no certificate furnished or to be furnished to Purchaser at the Closing contains any untrue statement of a material fact or, to the Company’s knowledge, omits to state a material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances under which they were made.  The Business Plan was prepared in good faith; however, the Company does not warrant that it will achieve any results projected in the Business Plan.  It is understood that this representation is qualified by the fact that the Company has not delivered to the Purchaser, and has not been requested to deliver, a private placement or similar memorandum or any written disclosure of the types of information customarily furnished to purchasers of securities.

2.20           Net Operating Loss Carryforward.  The information contained in the Disclosure Schedule or otherwise provided to counsel for the Purchaser regarding the application of Section 382 of the Code to the Company’s federal net operating loss carryforward is true and correct to the Company’s knowledge.

2.21            Foreign Corrupt Practices Act.  To the Company’s knowledge, neither the Company nor any of the Company's directors, officers or employees have made, directly or indirectly, any payment or promise to pay, or gift or promise to give or authorized such a promise or gift, of any money or anything of value, directly or indirectly, to: (i) any foreign official (as such term is defined in the United States Foreign Corrupt Practices Act (“FCPA”) for the purpose of influencing any official act or decision of such official or inducing him or her to use his or her influence to affect any act or decision of a governmental authority; or (ii) any foreign political party or official thereof or candidate for foreign political office for the purpose of influencing any official act or decision of such party, official or candidate or inducing such party, official or candidate to use his, her or its influence to affect any act or decision of a foreign governmental authority, in the case of both (i) and (ii) above, in order to assist the Company or any of its affiliates to obtain or retain business for, or direct business to, the Company or any of its affiliates, as applicable.  Neither the Company nor any of its directors, officers or employees has made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment of funds or received or retained any funds in violation of any law, rule or regulation.

2.22           Compliance with Office of Foreign Assets Control.  (a) To the Company’s knowledge, neither the Company nor any of the Company's directors, officers or employees is an OFAC Sanctioned Person (as defined below).  The Company and the Company's directors, officers or employees are in compliance with, and have not previously violated, the USA Patriot Act of 2001, as amended through the date of this Agreement, to the extent applicable to the Company and all other applicable anti-money laundering laws and regulations.  None of: (i) the purchase and sale of the Shares; (ii) the use of the purchase price for the Shares; (iii) the execution, delivery and performance of this Agreement or any of the Ancillary Agreements; or (iv) the consummation of any transaction contemplated hereby or thereby, or the fulfillment of the terms hereof or thereof, will result in a violation by anyone, including, without limitation, the Investors, of any of the OFAC Sanctions (as defined below) or of any anti-money laundering laws of the United States or any other applicable jurisdiction.

(b)           For the purposes of Section 2.22(a) of this Agreement:

(i) “OFAC Sanctions” means any sanctions program administered by the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC”) under authority delegated to the Secretary of the Treasury (“Secretary”) by the President of the United States or provided to the Secretary by statute, and any order or license issued by, or under authority delegated by, the President or provided to the Secretary by statute in connection with a sanctions program thus administered by OFAC.  For ease of reference, and not by way of limitation, OFAC Sanctions programs are described on OFAC's website at www.treas.gov/ofac;

(ii)           “OFAC Sanctioned Person” means any government, country, corporation or other entity, group or individual with whom or which the OFAC Sanctions prohibit a U.S. Person from engaging in transactions and includes, without limitation, any individual or corporation or other entity that appears on the current OFAC list of Specially Designated Nationals and Blocked Persons (“SDN List”).  For ease of reference, and not by way of limitation, OFAC Sanctioned Persons other than governments and countries can be found on the SDN List on OFAC's website at www.treas.gov/offices/enforcement/ofac/sdn; and

(iii)           “U.S. Person” means any U.S. citizen, permanent resident alien, entity organized under the laws of the United States (including foreign branches), or any person (individual or entity) in the United States and, with respect to the Cuban Assets Control Regulations, also includes any corporation or other entity that is owned or controlled by one of the foregoing, without regard to where it is organized or doing business.

3.           Representations and Warranties of the Purchasers.  The Purchaser hereby represents and warrants to the Company that:

3.1           Authorization.  The Purchaser has full power and authority to enter into the Agreement.  The Agreement to which the Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable in accordance with their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors’ rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

3.2           Disclosure of Information; Investment Experience.  The Purchaser has had an opportunity to discuss the Company’s business, management, financial affairs and the terms and conditions of the offering of the Purchased Shares with the Company’s management and has had an opportunity to review the Company’s facilities. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 2 of this Agreement or the right of the Purchaser to rely thereon.  The Purchaser represents that the Purchaser is experienced in evaluating and investing in transactions involving securities of companies in a similar stage of development and acknowledges that such Purchaser is able to fend for himself, herself or itself, can bear the economic risk of the Purchaser’s investment, and has such knowledge and experience in financial and business matters and is capable of evaluating the merits and risks of the investment in the Purchased Shares.

3.3           Restricted Securities.  The Purchaser understands that the Purchased Shares are “restricted securities” under applicable United States federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Purchased Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available.  The Purchaser acknowledges that the Company has no obligation to register or qualify the Purchased Shares.  The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Purchased Shares, and on requirements relating to the Company which are outside of the Purchaser’s control, and which the Company is under no obligation and may not be able to satisfy.

3.4           Accredited Investor.  The Purchaser is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

3.5           Foreign Investors.  If the Purchaser is not a United States person (as defined by Section 7701(a)(30) of the Code), the Purchaser hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Purchased Shares or any use of this Agreement, including: (i) the legal requirements within its jurisdiction for the purchase of the Purchased Shares; (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Purchased Shares.  The Purchaser’s subscription and payment for and continued beneficial ownership of the Purchased Shares will not violate any applicable securities or other laws of the Purchaser’s jurisdiction.

3.6           No General Solicitation.  Neither the Purchaser, nor any of its officers, directors, employees, agents, stockholders or partners, has, either directly or indirectly, including through a broker or finder, (i) engaged in any general solicitation; or (ii) published any advertisement in connection with the proposed purchase and sale of the Purchased Shares.

4.           Conditions to the Purchaser’s Obligations at Closing.  The obligations of the Purchaser to purchase the Purchased Shares at the Closing are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived:

4.1           Representations and Warranties.  The representations and warranties of the Company contained in Section 2 shall be true and correct in all respects as of the Closing.

4.2           Performance.  The Company shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Company on or before the Closing.

4.3           Compliance Certificate.  The Chief Executive Officer of the Company shall deliver to the Purchaser at the Closing a certificate certifying that the conditions specified in Sections 4.1 and 4.2 have been fulfilled.

4.4           Qualifications.  All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be obtained and effective as of the Closing.

4.5           Board of Directors.  As of the Closing, the authorized size of the Board shall be six (6), and the Purchaser shall be entitled to appoint one (1) Board member.  The Secretary of the Company shall deliver to the Purchaser at the Closing: (i) the Bylaws of the Company; and (ii) resolutions of the Board of Directors of the Company approving the Agreement and the transactions contemplated under the Agreement.

4.6           Proceedings and Documents.  All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the Purchaser, and the Purchaser (or its counsel) shall have received all such counterpart original and certified or other copies of such documents as reasonably requested.  Such documents may include good standing certificates.

5.           Conditions of the Company’s Obligations at Closing.  The obligations of the Company to sell Purchased Shares to the Purchaser at the Closing are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived:

5.1           Representations and Warranties.  The representations and warranties of Purchaser contained in Section 3 shall be true and correct in all respects as of the Closing.

5.2           Performance.  The Purchaser shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Purchaser on or before the Closing.

5.3           Qualifications.  All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Share pursuant to this Agreement shall be obtained and effective as of the Closing.

6.           Miscellaneous.

6.1           Survival of Warranties.  Unless otherwise set forth in this Agreement, the representations and warranties of the Company and the Purchaser contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing, and shall in no way be affected by any investigation or knowledge of the subject matter thereof made by or on behalf of the Purchaser or the Company.

6.2           Successors and Assigns.  The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties.  Nothing in this Agreement, express or implied, is intended to confer upon any party other than the Parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.3           Governing Law.  This Agreement and any controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of Hong Kong without regard to conflict of law principles that would result in the application of any law other than the law of Hong Kong.

6.4           Titles and Subtitles.  The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.5           Notices.  All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.  All communications shall be sent to the respective parties at their address as set forth on the signature page, or to such e-mail address, facsimile number or address as subsequently modified by written notice given in accordance with this Section 6.5.  If notice is given to the Company, notice shall also be given to the counsel for the Company delivered in the same manner as to the Company at the address, facsimile number or e-mail address immediately below:

Kenneth L. Waggoner
12520 High Bluff Drive, Suite 145
San Diego, CA  92130  USA
Facsimile: 1 (858) 259-0661
E-mail: kwaggoner@chinatelgroup.com

6.6           Finder’s Fee and Commission.  The Purchaser represents that it neither is nor will be obligated for any finder’s fee or commission in connection with this transaction.  The Purchaser agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Purchaser or any of its officers, employees, or representatives is responsible.  Except as set forth in the Disclosure Schedule, the Company represents that it neither is nor will be obligated for any finder’s fee or commission in connection with this transaction.  The Company agrees to indemnify and hold harmless the Purchaser from any liability for said commission and finder’s fee, including the costs and expenses of defending against such liability or asserted liability.

6.7           Default by the Purchaser.  The Purchaser shall not sell, transfer, distribute or otherwise convey more than the following number of the Purchased Shares prior to the payment to the Company of each of the following Installments:  0 Shares prior to the Second Installment, and 3,657,495 Shares prior to the Third Installment.  If the Purchaser fails to pay any Installment as required, the Purchaser shall return to the Company the following number of the Purchased Shares and the Purchaser shall not be obligated to pay nor the Company to accept any subsequent Installment: 53,199,934 Shares upon failure to pay the Second Installment, or 49,542,439 Shares upon failure to pay the Third Installment, respectively, as the case may be.  Purchaser also agrees that should the Purchaser fail to return said Shares to the Company on or before the applicable date described in this Section 6.7, the Company may cancel said Shares without further notice to the Purchaser, and the Purchaser shall thereby forfeit any and all rights it would otherwise have as the owner of said Shares.

6.8           Dispute Resolution.  Either Party may, at any time, deliver to the other Party a dispute notice setting forth a brief description of the issues to be resolved through the dispute resolution mechanism set forth in this Section 6.8. Such dispute notice shall specify the provision or provisions of this Agreement and the facts or circumstances that are the subject matter of the dispute(s).  Immediately following the receipt of a dispute notice, the Parties shall cause their representatives to meet and seek to resolve the disputed item(s) cordially through informal negotiations.  If the Parties’ representatives are unable to resolve the dispute(s) within ten (10) business days of the receipt of the dispute notice, the dispute(s) shall be referred to a representative of senior management from each Party, who, acting reasonably and in good faith, shall seek to resolve the dispute(s) to the mutual satisfaction of the Parties.  If the representatives of senior management are unable to resolve the dispute(s) within ten (10) business days of the referral of the dispute(s) to those representatives, then the dispute(s) shall be submitted to the Hong Kong International Arbitration Center (“HKIAC”) for binding arbitration conducted in English by a single arbitrator.  The dispute(s) shall be resolved pursuant to HKIAC’s procedural rules.  The award of the arbitrator shall be final and binding on the Parties and may be enforced by any court of competent jurisdiction.

6.9           Attorneys’ Fees.  If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of any of this Agreement, the prevailing Party shall be entitled to reasonable attorneys’ fees, costs and necessary disbursements in addition to any other relief to which such Party may be entitled.

6.10           Severability.  The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.11           Delays or Omissions.  No delay or omission to exercise any right, power or remedy accruing to any Party under this Agreement, upon any breach or default of any other Party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting Party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring.  Any waiver, permit, consent or approval of any kind or character on the part of either Party of any breach or default under this Agreement, or any waiver on the part of either Party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.  All remedies, either under this Agreement or by law or otherwise afforded to either Party, shall be cumulative and not alternative.

6.12           Entire Agreement.  This Agreement, including the Exhibits hereto, constitute the full and entire understanding and agreement between the Parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the Parties is expressly canceled.

6.13           Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original copy of this Agreement and all of which, when taken together, shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the parties have executed this Stock Purchase Agreement as of the date first written above.

COMPANY:

CHINATEL GROUP, INC.

By:  /s/ George Alvarez
       George Alvarez, Chief Executive Officer

By: /s/ Colin YongLee Tay
       Colin YongLee Tay, President

Address of the Company:

8105 Irvine Center Drive, Suite 810
Irvine, CA  92618 USA

Facsimile: 1 (949) 585-0072

E-mail: galvarez@chinatelgroup.com
E-mail: ctay@chinatelgroup.com

PURCHASER:

ISSAC ORGANIZATION, INC.

By: /s/ Antonios Isaac
      Antonios Isaac, Chief Executive Officer

Address of the Purchaser:

105 Schneider Road
Ottawa, Ontario  K2K 1Y3  CANADA

Facsimile:  1 (613) 254-8912

E-mail: tony@isaac.com

Exhibit C

Independent Contractor Agreement

1.	Parties

This Independent Contractor Agreement ("Agreement") is between China Tel Group, Inc. ("ChinaTel") and Negotiant of America Inc. ("Independent Contractor").

2.	Term of this Agreement

The term of this Agreement shall be effective as of January 1, 2009 and shall expire December 31, 2011 ("Term").

3.	Services to be Performed by Independent Contractor

Independent Contractor shall perform the following professional services (the "Services") of the following description as an independent contractor to ChinaTel: (i) wireless telecommunications deployment and development of strategic partners, joint ventures, mergers and acquisitions for ChinaTel worldwide; (ii) assist legal counsel with due diligence of potential acquisitions of companies or assets of companies in the broadband wireless telecommunications sector worldwide; and (ii) review and analysis of existing and proposed business plans and market studies associated with the development of strategic partners, joint ventures, mergers and acquisitions for ChinaTel worldwide.

4.	Payment

ChinaTel shall pay Independent Contractor a fixed fee for the Services in the amount of Two Million Five Hundred Thousand (2,500,000) restricted shares of ChinaTel Series A common stock ("Independent Contractor Fee"). ChinaTel shall pay Independent Contractor's Fee no later thirty (30) days after this Agreement has been signed by Independent Contractor and received by ChinaTel at its corporate offices identified in Section 15 of this Agreement.

5.	State and Federal Taxes

Independent Contractor shall assume full responsibility for the payment of any taxes (or any other obligations or payments) that may be claimed as owed by any unit of government, as a result of remuneration paid to Independent Contractor for the performance of the Services. This includes income, Social Security, Medicare and self-employment taxes. Independent Contractor shall also pay all unemployment contributions related to the performance of the Services. Independent Contractor shall defend and indemnify ChinaTel with regard to any such payments.

6.	Fringe Benefits

Independent Contractor shall not be eligible to receive any employee benefits from ChinaTel, including, but not limited to, medical, dental, vision, long-term disability, accidental death and dismemberment, flexible spending account, mental health services, family and medical care leave benefits, vacation benefits and participation in any ChinaTel 401 (k) plan.

7.	Independent Contractor Status

The parties intend Independent Contractor to act as an independent contractor in the performance of the Services. Independent Contractor shall have the right to control and determine the methods and means of performing the Services. Independent Contractor shall use his own expertise and judgment in performing the Services, recognizing that ChinaTel is relying on Independent Contractor to consult, when appropriate, with employees of ChinaTel and its subsidiaries and affiliated companies.

8.	Other Clients of Independent Contractor

ChinaTel understands that, in addition to providing services to ChinaTel on its matters, Independent Contractor may be retained, directly or indirectly, by other entities or individuals to provide services separate and apart from the Services. Independent Contractor shall be responsible for following appropriate procedures to avoid any breach of client confidentiality or any conflicts of interest on the part of Independent Contractor which regard to the performance of the Services. These procedures include, but are not limited to, the following:

a.
The parties associated with any matter for which Independent Contractor is retained outside of the Services must be processed in advance for conflicts with ChinaTel and any of its subsidiaries and affiliated companies (collectively, "ChinaTel Group"). If a conflict of interest exists or appears to exist, Independent Contractor shall not perform any services for such third party, unless and until the conflict is resolved.

b.
Independent Contractor shall use Independent Contractor's own letterhead and business cards, and not those of ChinaTel, when providing service to its clients outside of this Agreement. Independent Contractor's shall use Independent Contractor's own letterhead for engagement letters and all other correspondence on matters not associated with the Services.

c.
Independent Contractor shall not utilize any ChinaTel personnel or resources on any matters for a client outside of this Agreement. Should Independent Contractor desire to utilize the services of such personnel or resources on any such matter, Independent Contractor must first obtain prior written approval from the Chief Executive Officer of ChinaTel.

d.	Independent Contractor shall bill any client not associated with this Agreement using. Independent Contractor's own letterhead or billing form.

e.
Independent Contractor shall not discuss with his other clients the Services being performed pursuant to this Agreement; likewise, Independent Contractor shall not discuss with any ChinaTel personnel issues pertaining to Independent Contractor's work for his other clients.

9.	Assistants

Independent Contractor, at Independent Contractor's sole expense, may employ assistants as Independent Contractor deems appropriate to perform the Services. Independent Contractor shall be responsible for paying these assistants and expenses attributable to them, including income, Social Security, Medicare taxes and unemployment contributions. Independent Contractor shall maintain Worker's Compensation Insurance for all his employees in connection with their work on the Services.

10.	Equipment and Supplies

Independent Contractor, at Independent Contractor's sole expense, shall provide all equipment, tools and supplies necessary to perform the Service.

11.	Expenses

Independent Contractor shall be responsible for all expenses required for the performance of the Services, which shall be included in the Independent Contractor Fee.

12.	Confidential Information

In order to assist Independent Contractor in the performance of the Services, ChinaTel may supply Independent Contractor, from time to time, with information concerning ChinaTel and the ChinaTel Group, and their respective customers and suppliers, hereinafter referred to as "Confidential Information." Independent Contractor shall hold confidential and not disclose to others, either directly or indirectly, any and all Confidential Information, propriety information, technical data, trade secrets or know-how, including, but not limited to, research, product plans, products, services, customers, customer lists, markets, software, developments, inventions, processes, formulas, technology, designs, financial data and other business information which may be learned from ChinaTel and/or the ChinaTel Group before and during the term of this Agreement, unless the same have been furnished directly to Independent Contractor by ChinaTel and Independent Contractor is advised in writing by ChinaTel that such information is not Confidential Information. Independent Contractor acknowledges that the terms and conditions of this Agreement are deemed confidential by ChinaTel and agrees not to disclose any information regarding it to any third party, without ChinaTel's prior written consent. All documents containing Confidential Information shall be returned to ChinaTel, and no copies shall be retained by Independent Contractor on the termination or expiration of this Agreement. Not withstanding the foregoing, such duty of confidentiality shall not extend to information which is or comes into the public domain, is rightfully obtained for third parties under a duty of confidentiality, or which is independently developed without reference to ChinaTel's Confidential Information. The duties of confidentiality imposed by this Agreement shall survive any termination or expiration of this Agreement for a period of three (3) years. All data and information developed by Independent Contractor (including notes, summaries, and reports), while performing the Services, shall be kept strictly confidential and shall not be revealed to third parties, without ChinaTel's prior written consent thereto. All such data and information shall be delivered to ChinaTei by Independent Contractor at ChinaTel's request.

13.	Dispute Resolution

If a dispute arises relating to this Agreement or the termination thereof, claims for breach of contract or breach of the covenant of good faith and fair dealing, claims of discrimination or any other claims under any federal, state or local law or regulation now in existence or hereinafter enacted, and as amended from time to time ("Dispute), the parties shall attempt in good faith to settle the Dispute through mediation conducted by a mediator to be mutually selected by the parties. The parties shall share the costs of the mediator equally. Each party shall cooperate fully and fairly with the mediator, and shall reach a mutually satisfactory •compromise of the Dispute. If the Dispute is not resolved within thirty (30) days after it is referred to the mediator, it shall be resolved through final and binding arbitration, as specified in this Section 13.

Binding arbitration shall be conducted by the Judicial Arbitration and Mediation Services, Inc. ("JAMS"), sitting in Orange County, California, for resolution by a single arbitrator acceptable to both parties. If the parties fail to agree to an arbitrator within ten (10) days of a written demand for arbitration being sent by one party to the other party, then JAMS shall select the arbitrator according to the JAMS Rules for Commercial Arbitration. The arbitration shall be conducted pursuant to the California Code of Civil Procedure and the California Code of Evidence. The award of such arbitrator shall be final and binding on the parties, and may be enforced by any court of competent jurisdiction. In the event of arbitration to resolve a Dispute, the prevailing party shall be entitled to recover its attorney's fees and other out-of-pocket costs incurred in connection therewith from any non-prevailing party involved therein.

14.	Assignment of the Agreement; Delegation of Responsibilities; Successors and Assignees

Independent Contractor shall not assign any of his rights under this Agreement or delegate any of his responsibilities without the prior written consent of ChinaTel, which may be exercised in its sole discretion. This Agreement binds and benefits the heirs, successors and assignees of the parties to this Agreement, subject to the prohibition on assignments contained in this Section 14.

15.	Notices

All notices, requests and demands to or upon a party hereto, to be effective, shall be in writing and shall be sent: (i) certified or registered mail, return receipt requested; (ii) by personal delivery against receipt; (iii) by overnight courier; or (iv) by facsimile and, unless otherwise expressly provided herein, shall be deemed to have been validly served, given, delivered and received: (a) on the date indicated on the receipt, when delivered by personal delivery against receipt or by certified or registered mail; (b) one business day after deposit with an overnight courier; or (c) in the case of facsimile notice, when sent. Notices shall be addressed as follows:

ChinaTel Group, Inc.
8105 Irvine Center Drive, Suite 820
Irvine, California 92618
Fax No. (949) 585-0072
Attention: George Alvarez

Negotiart of America Inc.
501 West Broadway
Suite A212
San Diego, California 92101
Fax No. (619) 306-0606
Attention: Tony Isaac

16.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of California, without resort to California's conflict-of-laws rules.

17.	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original copy of this Agreement and all of which, when taken together, shall be deemed to be one and the same agreement.

18.	Waiver

If one party waives any term or provision of this Agreement at any time, that waiver will be effective only for the specific Instance and specific purpose for which the waiver was given. If either party fails to exercise or delays exercising any of his or her rights or remedies under this Agreement, the party retains the right to enforce that term or provision at a later time.

19.	Severability

If any court determines that any provision of this Agreement is invalid or unenforceable, any invalidity or unenforceability will affect only that provision and will not make any other provision of this Agreement invalid or unenforceable, and such provision shall be modified, amended or limited only to the extent of necessary to render it valid and enforceable.

20.	ChinaTel's Responsibilities

ChinaTel shall be responsible to keep Independent Contractor apprised of facts pertinent to the Services and to review and comment concerning documents prepared by Independent Contractor.

21.	Entire Agreement and Modification

This Agreement supersedes all prior agreements between the parties with respect to its subject matter and constitutes a complete and exclusive statement of the terms of this Agreement with respect to its subject matter. This Agreement may not be amended, except in writing signed by both parties.

China Tel Group, Inc.

By:  /s/ George Alvarez
George Alvarez

Title:  Chief Executive Officer

Negotiart of America, Inc.

By:  /s/ Tony Issac
Tony Issac

Title:  Chief Executive Officer

Exhibit D

Independent Contractor Agreement

1.	Parties

This Independent Contractor Agreement ("Agreement") is between China Tel Group, Inc. ("ChinaTel") and Negotiart, Inc. ("Independent Contractor").

2.	Term of this Agreement

The term of this Agreement shall be effective as of October 1, 2009 and shall expire September 30, 2011 ("Term").

3.	Services to be Performed by Independent Contractor

Independent Contractor shall perform the following professional services ("Services") of the following description as an independent contractor to ChinaTel assisting the acting Chief Operating Officer or the ChinaTel Chief Operating Officer of ChinaTel with the following duties : (i) planning, organizing and managing all activities related to ChinaTel's deployment of a broadband wireless telecommunications network in the People's Republic of China, Latin America and the Commonwealth of Independent States of the former Soviet Union (collectively, the "ChinaTel Network"); (ii) planning, organizing and managing all personnel and vendors related to the deployment of the ChinaTel Network; (iii) managing the provision of all deployment services to ChinaTel through outside consultants and/or vendors; and (iv) any other duties the Chief Executive Officer of ChinaTel assigns to Independent Contractor related to the operations and deployment of the ChinaTel Network.

4.	Payment

ChinaTel shall pay Independent Contractor a fixed fee for the Services in the amount of Five Million (5,000,000) restricted shares of ChinaTel Series A common stock ("Independent Contractor Fee"). ChinaTel shall pay Independent Contractor's Fee no later thirty (30) days after this Agreement has been signed by Independent Contractor and received by ChinaTel at its corporate offices identified in Section 15 of this Agreement.

5.	State and Federal Taxes

Independent Contractor shall assume full responsibility for the payment of any taxes (or any other obligations or payments) that may be claimed as owed by any unit of government, as a result of remuneration paid to Independent Contractor for the performance of the Services. This includes income, Social Security, Medicare and self-employment taxes. Independent Contractor shall also pay all unemployment contributions related to the performance of the Services. Independent Contractor shall defend and indemnify ChinaTel with regard to any such payments.

6.	Fringe Benefits

Independent Contractor shall not be eligible to receive any employee benefits from ChinaTel, including, but not limited to, medical, dental, vision, long-term disability, accidental death and dismemberment, flexible spending account, mental health services, family and medical care leave benefits, vacation benefits and participation in any ChinaTel 401 (k) plan.

7.	Independent Contractor Status

The parties intend Independent Contractor to act as an independent contractor in the performance of the Services. Independent Contractor shall have the right to control and determine the methods and means of performing the Services. Independent Contractor shall use his own expertise and judgment in performing the Services, recognizing that ChinaTel is relying on Independent Contractor to consult, when appropriate, with employees of ChinaTel and its subsidiaries and affiliated companies.

8.	Other Clients of Independent Contractor

ChinaTel understands that, in addition to providing services to ChinaTel on its matters, Independent Contractor may be retained, directly or indirectly, by other entities or individuals to provide services separate and apart from the Services. Independent Contractor shall be responsible for following appropriate procedures to avoid any breach of client confidentiality or any conflicts of interest on the part of Independent Contractor which regard to the performance of the Services. These procedures include, but are not limited to, the following:

a.
The parties associated with any matter for which Independent Contractor is retained outside of the Services must be processed in advance for conflicts with ChinaTel and any of its subsidiaries and affiliated companies (collectively, "ChinaTel Group"). If a conflict of interest exists or appears to exist, Independent Contractor shall not perform any services for such third party, unless and until the conflict is resolved.

b.
Independent Contractor shall use Independent Contractor's own letterhead and business cards, and not those of ChinaTel, when providing service to its clients outside of this Agreement. Independent Contractor's shall use Independent Contractor's own letterhead for engagement letters and all other correspondence on matters not associated with the Services.

c.
Independent Contractor shall not utilize any ChinaTel personnel or resources on any matters for a client outside of this Agreement. Should Independent Contractor desire to utilize the services of such personnel or resources on any such matter, Independent Contractor must first obtain prior written approval from the Chief Executive Officer of ChinaTel.

d.	Independent Contractor shall bill any client not associated with this Agreement using Independent Contractor's own letterhead or billing form.

e.
Independent Contractor shall not discuss with his other clients the Services being performed pursuant to this Agreement; likewise, Independent Contractor shall not discuss with any ChinaTel personnel issues pertaining to Independent Contractor's work for his other clients.

9.	Assistants

Independent Contractor, at Independent Contractor's sole expense, may employ assistants as Independent Contractor deems appropriate to perform the Services. Independent Contractor shall be responsible for paying these assistants and expenses attributable to them, including income, Social Security, Medicare taxes and unemployment contributions. Independent Contractor shall maintain Worker's Compensation Insurance for all his employees in connection with their work on the Services.

10.	Equipment and Supplies

Independent Contractor, at Independent Contractor's sole expense, shall provide all equipment, tools and supplies necessary to perform the Service.

11.	Expenses

Independent Contractor shall be responsible for all expenses required for the performance of the Services, which shall be included in the Independent Contractor Fee.

12.	Confidential Information

In order to assist Independent Contractor in the performance of the Services, ChinaTel may supply Independent Contractor, from time to time, with information concerning ChinaTel and the ChinaTel Group, and their respective customers and suppliers, hereinafter referred to as "Confidential Information." Independent Contractor shall hold confidential and not disclose to others, either directly or indirectly, any and all Confidential Information, propriety information, technical data, trade secrets or know-how, including, but not limited to, research, product plans, products, services, customers, customer lists, markets, software, developments, inventions, processes, formulas, technology, designs, financial data and other business information which may be learned from ChinaTel and/or the ChinaTel Group before and during the term of this Agreement, unless the same have been furnished directly to Independent Contractor by ChinaTel and Independent Contractor is advised in writing by ChinaTel that such information is not Confidential Information. Independent Contractor acknowledges that the terms and conditions of this Agreement are deemed confidential by ChinaTel and agrees not to disclose any information regarding it to any third party, without ChinaTel's prior written consent. All documents containing Confidential Information shall be returned to ChinaTel, and no copies shall be retained by Independent Contractor on the termination or expiration of this Agreement. Not withstanding the foregoing, such duty of confidentiality shall not extend to information which is or comes into the public domain, is rightfully obtained for third parties under a duty of confidentiality, or which is independently developed without reference to ChinaTel's Confidential Information. The duties of confidentiality imposed by this Agreement shall survive any termination or expiration of this Agreement for a period of three (3) years. All data and information developed by Independent Contractor (including notes, summaries, and reports), while performing the Services, shall be kept strictly confidential and shall not be revealed to third parties, without ChinaTel's prior written consent thereto. All such data and information shall be delivered to ChinaTel by Independent Contractor at ChinaTel's request.

13.	Dispute Resolution

If a dispute arises relating to this Agreement or the termination thereof, claims for breach of contract or breach of the covenant of good faith and fair dealing, claims of discrimination or any other claims under any federal, state or local law or regulation now in existence or hereinafter enacted, and as amended from time to time ("Dispute), the parties shall attempt in good faith to settle the Dispute through mediation conducted by a mediator to be mutually selected by the parties. The parties shall share the costs of the mediator equally. Each party shall cooperate fully and fairly with the mediator, and shall reach a mutually satisfactory compromise of the Dispute. If the Dispute is not resolved within thirty (30) days after it is referred to the mediator, it shall be resolved through final and binding arbitration, as specified in this Section 13.

Binding arbitration shall be conducted by the Judicial Arbitration and Mediation Services, Inc. ("JAMS"), sitting in Orange County, California, for resolution by a single arbitrator acceptable to both parties. If the parties fail to agree to an arbitrator within ten (10) days of a written demand for arbitration being sent by one party to the other party, then JAMS shall select the arbitrator according to the JAMS Ru es for Commercial Arbitration. The arbitration shall be conducted pursuant to the California Code of Civil Procedure and the California Code of Evidence. The award of such arbitrator shall be final and binding on the parties, and may be enforced by any court of competent jurisdiction. In the event of arbitration to resolve a Dispute, the prevailing party shall be entitled to recover its attorney's fees and other out-of-pocket costs incurred in connection therewith from any non-prevailing party involved therein.

14.	Assignment of the Agreement; Delegation of Responsibilities; Successors and Assignees

Independent Contractor shall not assign any of his rights under this Agreement or delegate any of his responsibilities without the prior written consent of ChinaTel, which may be exercised in its sole discretion. This Agreement binds and benefits the heirs, successors and assignees of the parties to this Agreement, subject to the prohibition on assignments contained in this Section 14.

15.	Notices

All notices, requests and demands to or upon a party hereto, to be effective, shall be in writing and shall be sent: (i) certified or registered mail, return receipt requested; (ii) by personal delivery against receipt; (iii) by overnight courier; or (iv) by facsimile and, unless otherwise expressly provided herein, shall be deemed to have been validly served, given, delivered and received: (a) on the date indicated on the receipt, when delivered by personal delivery against receipt or by certified or registered mail; (b) one business day after deposit with an overnight courier; or (c) in the case of facsimile notice, when sent. Notices shall be addressed as follows:

ChinaTel	8105 Irvine Center Drive Suite 820 Irvine, California 92618 Fax No. (949) 585-0072 Attention: Kenneth L. Waggoner
Independent Contractor	Negotiart, Inc. 501 West Broadway Suite A212 San Diego, California 92101 Fax No. (619) 306-0606 Attention: Tony Isaac

16. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of California, without resort to California's conflict-of-laws rules.

17.	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original copy of this Agreement and all of which, when taken together, shall be deemed to be one and the same agreement.

18.	Waiver

If one party waives any term or provision of this Agreement at any time, that waiver will be effective only for the specific instance and specific purpose for which the waiver was given. If either party fails to exercise or delays exercising any of his or her rights or remedies under this Agreement, the party retains the right to enforce that term or provision at a later time.

19.	Severability

If any court determines that any provision of this Agreement is invalid or unenforceable, any invalidity or unenforceability will affect only that provision and will not make any other provision of this Agreement invalid or unenforceable, and such provision shall be modified, amended or limited only to the extent of necessary to render it valid and enforceable.

20.	ChinaTel's Responsibilities

ChinaTel shall be responsible to keep Independent Contractor apprised of facts pertinent to the Services and to review and comment concerning documents prepared by Independent Contractor.

21.	Entire Agreement and Modification

This Agreement supersedes all prior agreements between the parties with respect to its subject matter and constitutes a complete and exclusive statement of the terms of this Agreement with respect to its subject matter. This Agreement may not be amended, except in writing signed by both parties.

China Tel Group, Inc.

By:  /s/ George Alvarez
George Alvarez

Title:  Chief Executive Officer

Negotiart,  Inc.

By:  /s/ Tony Issac
Tony Issac

Title:  Chief Executive Officer